Exhibit 99.1

CONSOLIDATED
BALANCE
SHEETS
($CDN thousands) unaudited	March 31, 2007	December 31, 2006

ASSETS
Current Assets
Accounts receivable	$251,405	$261,498
Prepaid expenses and deposits	30,189	34,647
Financial derivative asset (Note 11)	4,493	_
	286,087	296,145
Property, plant and equipment, net of amortization (Note 5)	4,573,181	4,597,654
Goodwill (Note 3)	922,024	922,024
Deferred financing charges, net of amortization	_	8,996
Financial derivative asset (Note 11)	3,161	6,157
Total assets	$5,784,453	$5,830,976
LIABILITIES AND UNITHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$273,659	$260,206
Income taxes payable	11,632	10,979
Distributions payable	43,117	51,933
Convertible debentures (Note 6)	1,490	1,697
Financial derivative liability (Note 11)	42,236	1,124
	372,134	325,939
Bank debt	1,348,711	1,289,678
Convertible debentures, net of deferred transaction costs (Note 6)	250,403	258,959
Other long-term liabilities (Note 9)	4,846	7,272
Financial derivative liability (Note 11)	5,797	_
Future income taxes	221,572	250,339
Asset retirement obligations (Note 7)	193,620	191,874
	2,397,083	2,324,061
Commitments and guarantees (Note 13)
UNITHOLDERS’ EQUITY
Capital (Note 8)	4,240,983	4,224,470
Convertible debentures (Note 6)	6,584	6,584
Deficit (Note 10)	(860,197)	(724,139)
	3,387,370	3,506,915
Total liabilities and unitholders’ equity	$5,784,453	$5,830,976

See accompanying notes to consolidated financial statements.

CONSOLIDATED
STATEMENTS OF EARNINGS, COMPREHENSIVE INCOME
AND DEFICIT
	Three Months Ended March 31
($CDN thousands except per unit amounts) unaudited	2007	2006
REVENUE
Petroleum and natural gas sales	$366,209	$350,346
Royalty expense	(66,783)	(67,124)
	299,426	283,222
EXPENSES
Operating	69,052	56,611
Transportation	7,158	4,444
General and administrative	11,970	13,798
Interest on bank debt	15,889	9,186
Interest on convertible debentures	4,898	660
Depletion, depreciation and amortization	176,440	150,518
Accretion of asset retirement obligations(Note 7)	3,863	2,451
Loss on financial derivatives (Note 11)	41,705	3,095
	330,975	240,763
(Loss) earnings before taxes	(31,549)	42,459
Current income taxes	1,888	12
Capital taxes	2,201	2,714
Future income tax recovery	(28,768)	(19,462)
NET(LOSS) EARNINGS AND COMPREHENSIVE (LOSS) INCOME	(6,870)	59,195
Deficit, beginning of period	(724,139)	(363,712)
Distributions declared	(129,188)	(138,634)
Deficit, end of period	$(860,197)	$(443,151)
Net (loss) earnings per unit (Note 12)
Basic	$(0.03)	$0.29
Diluted	$(0.03)	$0.29
Weighted average units outstanding (Note 12)
Basic	226,466	200,705
Diluted	228,475	203,016

See accompanying notes to consolidated financial statements.

CONSOLIDATED
STATEMENTS
OF CASH FLOWS
		Three Months Ended March 31
($CDN thousands) unaudited		2007		2006
OPERATING ACTIVITIES
Net (loss) earnings		$(6,870)		$59,195
Adjustments for:
Unit-based compensation		(153)		6,973
Depletion, depreciation and amortization		176,440		150,518
Accretion of asset retirement obligations		3,863		2,451
Unrealized (gain) loss on financial derivatives		45,416		(4,934)
Future income tax recovery		(28,768)		(19,462)
Accretion of deferred transaction costs		440		_
Asset retirement costs incurred		(3,387)		(3,456)
Changes in non-cash operating working capital		4,488		(83,773)
		191,469		107,512
FINANCING ACTIVITIES
Proceeds from bank debt		59,033		90,548
Proceeds from issuance of units, net of issue costs		_		4,339
Distributions to unitholders		(117,886)		(132,879)
		(58,853)		(37,992)
INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties		(919)		_
Disposition of petroleum and natural gas properties		2,957		_
Capital expenditures		(134,654)		(69,520)
		(132,616)		(69,520)
Cash beginning and end of period	$	_	$	_
The Trust paid the following cash amounts:
Interest paid		$22,730		$13,442
Capital taxes paid		$7,402		$6,446

See accompanying notes to consolidated financial statements.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts, except per unit amounts, expressed in $CDN thousands, unaudited)

1.    SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements include the accounts of Canetic Resources Trust and its direct and indirect wholly owned subsidiaries and partnerships (collectively, “Canetic” or the “Trust”). Except as discussed in Note 2 below, the interim consolidated financial statements have been prepared by management following the same accounting policies and methods that were used in and disclosed in the audited annual financial statements for Canetic for the year ended December 31, 2006. Certain information and footnote disclosure normally included in the audited annual consolidated financial statements has been condensed or omitted. These interim financial statements should be read in conjunction with the Canetic 2006 audited annual financial statements.

2.    CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Trust adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments - Recognition and Measurement”, Section 3861 “Financial Instruments - Disclosure and Presentation”, and Section 3865 “Hedges”. As required by the new standards, prior periods have not been restated. The adoption of these standards has had no material impact on the Trust’s net earnings or cash flows. The effects of the implementation of the new standards are discussed below.

Comprehensive Income

The Trust does not have any items to be accounted as components of other comprehensive income (“OCI”) and as a result comprehensive income equals net (loss) earnings.

Financial Instruments

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the standard.

Financial assets and financial liabilities “held-for-trading” are measured at fair value with changes in those fair values recognized in net earnings. Financial assets “available-for-sale” are measured at fair value, with changes in those fair values recognized in OCI. Financial assets “held-to-maturity”, “loans and receivables”, and “other financial liabilities” are measured at amortized cost using the effective interest method of amortization. All derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the expected purchase, sale or usage exemption. All changes in their fair value are recorded in earnings unless hedge accounting is applied in which case changes in fair value related to the effective portion of cash flow hedges is recognized in OCI.

As a result of the adoption of these new standards, the Trust has classified its accounts receivable as “loans-and receivables”. Deposits have been classified as “held-to-maturity”. Accounts payable and accrued liabilities, distributions payable, bank debt, and convertible debentures have been classified as “other financial liabilities”. Changes in fair values of derivatives and embedded derivatives are recognized in earnings as the Trust has maintained its policy not to use hedge accounting.

Transaction costs are netted against the carrying value of the asset or liability to which it relates and are then amortized over the expected life of the instrument using the effective interest method. On adoption of Section 3855 “Financial Instruments - Recognition and Measurement”, the Trust netted its remaining deferred financing charges against convertible debentures.

The Trust, also adopted Section 1506 - Accounting Changes the only impact of which is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective.  This is the case with Section 3862 - “Financial Instruments Disclosures”, Section 3863 “Financial Instruments Presentations” and section 1535 “Capital Disclosures” which are required to be adopted for fiscal years beginning on or after October 1, 2007.  The Trust will adopt these standards on January 1, 2008 and it is expected the only effect on the Trust for adopting Sections 3862 and 3863 will be incremental disclosures regarding the significance of financial instruments for the entity's financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed. The effect on the Trust for adopting Section 1535 will be increased disclosure surrounding its objectives, policies and processes for managing capital.

3.    STARPOINT ARRANGEMENT

Acclaim Energy Trust (“Acclaim”) and StarPoint Energy Trust (“StarPoint”) merged on January 5, 2006 pursuant to a Plan of Arrangement (“Arrangement”), which resulted in the creation of Canetic. Each Acclaim unitholder received 0.8333 of a Canetic trust unit for each trust unit they owned and each StarPoint unitholder received one Canetic trust unit for each trust unit they owned. Unitholders in both Acclaim and StarPoint also received common shares and warrants in a new publicly-listed junior exploration company, TriStar Oil & Gas Ltd. (“TriStar”), which was formed with assets from both Acclaim and StarPoint. Each Acclaim unitholder received 0.0833 of a TriStar common share for each trust unit they owned and each StarPoint unitholder received 0.1000 of a TriStar common share for each trust unit they owned. In addition, each Acclaim unitholder received 0.0175 of a TriStar warrant for each trust unit they owned and each StarPoint unitholder received 0.0210 of a TriStar warrant for each trust unit they owned.

The merger was accounted for as an acquisition of StarPoint by Acclaim using the purchase method of accounting.

(000's)
Current assets	124,803
Property, plant and equipment	2,511,746
Goodwill	834,070
Accounts payable and accrued liabilities	(144,777)
Distributions payable	(22,662)
Long-term debt	(434,123)
Financial derivative liability	(57,785)
Convertible debentures - liability	(53,199)
Convertible debentures - equity	(8,691)
Future income taxes	(96,476)
Asset retirement obligations	(54,343)
2,598,563
Consideration was comprised of:
Issuance of 106,242,000 units of Canetic	2,562,563
Transaction costs	36,000
2,598,563

4.    SAMSON ACQUISITION

On August 31, 2006, Canetic completed the share acquisition of a private oil and gas company (“Samson”) for total consideration of $955.1 million.

The transaction was financed with bank debt and a $690.0 million bought deal financing which was completed on August 24, 2006. Under the bought deal financing, Canetic issued 20,769,000 units at a price of $22.15 per unit and $230.0 million principal amount of convertible extendible unsecured subordinated debentures.

The acquisition was accounted for using the purchase method of accounting as follows:
(000's)
Cash	57,635
Current assets	76,803
Property, plant and equipment	942,864
Accounts payable and accrued liabilities	(60,035)
Income taxes payable	(43,946)
Asset retirement obligations	(18,228)
955,093
Consideration was comprised of:
Cash	951,314
Transaction costs	3,779
955,093

5.    PROPERTY, PLANT AND EQUIPMENT

($000s)	March 31, 2007	December 31, 2006
Property, plant and equipment, at cost	6,031,489	5,879,523
Accumulated depletion and depreciation	(1,458,308)	(1,281,869)
	4,573,181	4,597,654
Costs relating to unproved properties of $295 million were excluded from costs subject to depletion and depreciation.

6.    CONVERTIBLE DEBENTURES

During the first quarter of 2007, $207,000 of 11% debentures were converted which resulted in the issuance of 18,400 trust units.

($000s)	9.4%		6.5%		8%	11%	6.5%
	(CNE.DB.A	)	(CNE.DB.B	)	(CNE.DB.C )	(CNE.DB.D )	(CNE.DB.E )	Total
Balance, December 31, 2006	5,622		17,821		8,046	1,697	227,470	260,656
Converted to units	_		_		_	(207)	_	(207)
Deferred transaction costs	_		_		(273)	(43)	(8,240)	(8,556)
Balance, March 31, 2007	5,622		17,821		7,773	1,447	219,230	251,893

(000s)	9.4%		6.5%		8%		11%	6.5%
Units Issuable Upon Conversion	(CNE.DB.A	)	(CNE.DB.B	)	(CNE.DB.C	)	(CNE.DB.D )	(CNE.DB.E	)	Total
Balance, December 31, 2006	351		940		517		152	8,663		10,623
Converted to units	_		_		_		(18)	_		(18)
Balance, March 31, 2007	351		940		517		134	8,663		10,605

7. ASSET RETIREMENT OBLIGATIONS

Total future asset retirement obligations were estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Trust has estimated the net present value of its total asset retirement obligations to be $193.6 million (December 31, 2006 - $191.9 million) based on a total future liability of $603.9 million (December 31, 2006 - $603.3 million). The costs are expected to be incurred over an average period of 15 years. The estimated liability has been computed using an inflation rate of 2.0 percent and discounted using a credit adjusted risk free rate of 8 percent.

The following table reconciles Canetic’s asset retirement obligations:

Asset Retirement Obligation ($000s)	Three months ended March 31, 2007	Year ended December 31, 2006
Balance, beginning of period	191,874	68,235
Acquisition of StarPoint (Note 3)	_	54,343
Acquisition of Samson (Note 4)	_	18,228
Additions	1,270	3,117
Change in estimate	_	53,418
Settlement of liabilities during period	(3,387)	(16,877)
Accretion expense	3,863	11,410
Balance, end of period	193,620	191,874

8.    CAPITAL

Authorized capital of the Trust is comprised of an unlimited number of units and an unlimited number of special voting units. There are no special voting units outstanding. Each unitholder can request redemption of trust units at a price calculated as the lesser of 90 percent of the market price during the 10 days after the date units are tendered and the closing market price on the date units are tendered. Cash payments for units tendered are limited to $100,000 per month. The Trust may issue notes for redemption in excess of cash payments.

	Three months ended March 31, 2007				Year ended December 31, 2006
a) Trust Units	Units (000s	)	Amount($000s	)	Units (000s	)	Amount ($000s	)
Balance, beginning of period	225,796		4,224,470		91,583		1,087,459
Issued:
Bought deal financing, net of costs	_		_		20,769		437,001
Employee Unit Savings Plan	120		1,802		274		6,184
Distribution reinvestment plan	799		11,302		2,470		44,825
Issued pursuant to Arrangement	_		_		106,242		2,562,563
Properties contributed to TriStar	_		_		_		(5,000)
Conversion of debentures	18		207		2,042		36,302
Conversion of debentures - equity portion	_		_		_		4,636
Conversion of exchangeable shares	_		_		358		3,804
Unit award incentive plan	205		3,202		2,058		46,696
Balance, end of period	226,938		4,240,983		225,796		4,224,470

b) Distribution Reinvestment Plan

Canadian unitholders may elect to reinvest their cash distributions into additional units of the Trust. For the three months ended March 31, 2007, 799,000 units (2006 - 143,000 units) were issued with $11.3 million (2006 - $3.2 million) being credited to capital.

9.    UNIT-BASED COMPENSATION PLAN

On January 5, 2006, the Board of Directors of Canetic approved a Restricted Trust Unit (“RTU”) and Performance Trust Unit (“PTU”) incentive plan (the “Plan”). Under the terms of the Plan, both RTUs and PTUs may be granted to directors, officers, employees of, and consultants and service providers to the Trust or its subsidiaries. The number of trust units issued pursuant to the Plan are adjusted for the value of the distributions from the time of the granting to the time when the trust units are issued. PTUs are also adjusted based on the Trust’s performance relative to the performance of a group of comparable publicly traded oil and gas royalty trusts and other performance criteria determined by the Board of Directors.

The following table summarizes the activity for the RTUs and PTUs:

(000s)	Number of RTU's	Number of PTU's
Balance, December 31, 2005	804	493
Granted	1,035	2,021
Exercised	(804)	(927)
Forfeited	(119)	(201)
Balance, December 31, 2006	916	1,386
Granted	53	54
Exercised	(184)	(127)
Forfeited	(37)	(52)
Balance, March 31, 2007	748	1,261

Other long-term liabilities consist of the long-term portion of the Trust’s estimated liability for the Plan as at March 31, 2007. The amount of $4.8 million is payable in 2008 through 2010. The current portion is $5.8 million.

Canetic paid $2.6 million in taxes related to the payment of RTUs (2006 - Nil).

EMPLOYEE UNIT SAVINGSPLAN

The Trust has a savings plan whereby the employees can place up to 5 percent of their annual base salary and the Trust will match up to 10 percent of their annual base salary. All amounts are then invested in units of the Trust by way of market purchases or issuances from Treasury. During the three months ended March 31, 2007, 120,000 (2006 - 53,000) units were issued from Treasury under the Employee Unit Savings Plan with $1.8 million (2006 - $1.2 million) being credited to capital (Note 8). The Trust matching portion is included in general and administrative expenses as a compensation expense to the employee.

10.    DEFICIT

Deficit consists of accumulated earnings and accumulated distributions for the Trust since inception as follows:

($000s)	Three Months Ended March 31, 2007	Year Ended December 31, 2006
Accumulated earnings	378,100	384,970
Accumulated distributions	(1,238,297)	(1,109,109)
	(860,197)	(724,139)

The table below shows the cumulative distributions to unitholders:

Distributions on issued units(1)	$/Unit	Amount ($000s
Year ended December 31, 2002	0.585	19,025
Year ended December 31, 2003	2.340	121,338
Year ended December 31, 2004	2.340	176,741
Year ended December 31, 2005	2.340	208,477
Year ended December 31, 2006	2.760	583,528
Three months ended March 31, 2007	0.570	129,188
Accumulated distributions		1,238,297

(1) All disclosures of per unit amounts of Acclaim up to the merger on January 5, 2006 have been restated using the exchange ratio of 0.8333 of a Canetic unit for each Acclaim unit.

11.    FINANCIAL INSTRUMENTS

The Trust’s financial instruments recognized on the consolidated balance sheets include accounts receivable, financial derivatives, current liabilities and bank debt. The fair values of financial instruments other than bank debt approximates their carrying amounts due to the short-term nature of these instruments. The carrying value of bank debt approximates its fair value due to floating interest terms.

The Trust is exposed to the commodity price fluctuations of crude oil and natural gas and to fluctuations in the Canada/US dollar exchange rate. The Trust manages this risk by entering into various derivative financial instruments.

The Trust is exposed to credit risk due to the potential non-performance of counterparties to the above financial instruments. The Trust mitigates this risk by dealing only with larger, well-established commodity marketing companies, Canada's chartered banks and major financial institutions which are part of our banking syndicate.

The Trust is exposed to interest rate risks as a result of its floating rate bank debt.

The following financial derivative contracts have been put in place as noted below:

FUTURE COMMODITY CONTRACTS

Daily Quantity	Contract Price	Term
Natural Gas - Collars (AECO)
5,000 Gj/d	Cdn $7.35 - $11.00	April 1, 2007 - October 31, 2007
5,000 Gj/d	Cdn $7.50 - $11.00	April 1, 2007 - October 31, 2007
5,000 Gj/d	Cdn $7.50 - $11.40	April 1, 2007 - October 31, 2007
5,000 Gj/d	Cdn $7.50 - $11.45	April 1, 2007 - October 31, 2007
10,000 Gj/d	Cdn $7.00 - $9.04	April 1, 2007 - October 31, 2007
10,000 Gj/d	Cdn $7.00 - $9.00	April 1, 2007 - October 31, 2007
10,000 Gj/d	Cdn $7.00 - $9.50	April 1, 2007 - October 31, 2007
20,000 Gj/d	Cdn $6.00 - $9.00	April 1, 2007 - October 31, 2007
10,000 Gj/d	Cdn $6.50 - $9.25	April 1, 2007 - October 31, 2007
20,000 Gj/d	Cdn $7.00 - $11.00	November 1, 2007 - March 31, 2008
10,000 Gj/d	Cdn $7.00 - $10.65	November 1, 2007 - March 31, 2008
10,000 Gj/d	Cdn $7.00 - $10.70	November 1, 2007 - March 31, 2008
5,000 Gj/d	Cdn $7.00 - $11.10	November 1, 2007 - March 31, 2008
5,000 Gj/d	Cdn $7.00 - $11.15	November 1, 2007 - March 31, 2008
20,000 Gj/d	Cdn $7.00 - $11.30	November 1, 2007 - March 31, 2008
20,000 Gj/d	Cdn $7.00 - $12.00	November 1, 2007 - March 31, 2008

Natural Gas - Fixed Price Contracts (AECO)
5,000 Gj/d	Cdn $8.47	April 1, 2007 - December 31, 2007
20,000 Gj/d	Cdn $7.00	April 1, 2007 - October 31, 2007
10,000 Gj/d	Cdn $7.14	April 1, 2007 - October 31, 2007
10,000 Gj/d	Cdn $7.265	April 1, 2007 - October 31, 2007
5,000 Gj/d	Cdn $7.95	April 1, 2007 - October 31, 2007
Crude Oil - Collars (WTI)
1,000 bbl/d	US $50.00 - $77.00	April 1, 2007 - December 31, 2007
1,000 bbl/d	US $53.00 - $77.00	April 1, 2007 - December 31, 2007
2,000 bbl/d	US $60.00 - $77.00	April 1, 2007 - December 31, 2007
1,000 bbl/d	US $60.00 - $80.05	April 1, 2007 - December 31, 2007
1,000 bbl/d	US $65.00 - $96.50	April 1, 2007 - December 31, 2007
1,000 bbl/d	US $60.00 - $85.55	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $65.00 - $79.25	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $65.00 - $79.70	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $65.00 - $81.50	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $60.00 - $90.15	January 1, 2008 - December 31, 2008
Crude Oil - Fixed Price Contracts (WTI)
3,500 bbl/d	Cdn $70.70	April 1, 2007 - December 31, 2007
4,500 bbl/d	Cdn $64.58	April 1, 2007 - December 31, 2007
500 bbl/d	Cdn $72.20	January 1, 2008 - June 30, 2008
1,000 bbl/d	US $48.12	April 1, 2007 - December 31, 2007
500 bbl/d	US $48.08	April 1, 2007 - December 31, 2007

The estimated fair value of financial derivative instruments is based on quoted market prices.

	Three Months Ended March 31
($000s)	2007	2006
Realized (gain) loss on financial derivatives	(3,711)	8,029
Unrealized (gain) loss on financial derivatives	45,416	(4,934)
(Gain) loss on financial derivatives	41,705	3,095

12.    NET (LOSS) EARNINGS PER UNIT

Net earnings per unit has been calculated based on the following:

	Three Months Ended March 31
(000s)	2007	2006
Weighted average units outstanding	226,466	200,705
Dilutive impact of RTUs and PTUs	2,009	2,311
Diluted weighted average units outstanding(1)	228,475	203,016

(1)All convertible debentures were anti-dilutive for both periods.

Basic net earnings per unit has been calculated based on net earnings (loss) divided by the weighted average trust units. Diluted net earnings per unit has been calculated based on net earnings (loss) before interest on dilutive convertible debentures divided by dilutive trust units.

13.    COMMITMENTS AND GUARANTEES

In addition to financial derivative commitments, the Trust has the following commitments:

($000s)	Total	2007	2008	2009	2010	2011	Thereafter
Bank debt	1,348,711	_	_	1,348,711	_	_	_
Convertible debentures(1)	260,449	1,490	5,622	8,046	17,821	227,470	_
Office lease	64,644	4,811	6,295	6,295	8,776	10,163	28,304
Pipeline contract	6,615	490	733	859	1,014	1,156	2,363
Total	1,680,419	6,791	12,650	1,363,911	27,611	238,789	30,667

(1) Gross of deferred transaction costs.

CORPORATE INFORMATION

OFFICERS AND SENIOR MANAGEMENT

J. Paul Charron, CA
President and Chief Executive Officer

David J. Broshko, B.Comm., CA
Vice President, Finance and
Chief Financial Officer

Richard J. Tiede, P.Eng
Chief Operating Officer

Mark P. Fitzgerald, MBA, P.Eng
Vice President, Operations

Brian K. Keller, B.Sc.
Vice President, Exploitation

Brian D. Evans, LLB
Vice President, General Counsel and Secretary

David M. Sterna, B.A. Economics
Vice President, Corporate Planning and Marketing

Donald W. Robson,
Vice President, Land

Keith S. Rockley, B.A.
Vice President, Human Resources
& Corporate Administration

DIRECTORS

Jack C. Lee, BA, B.Comm. ICD.D Calgary, Alberta
Chairman

Robert G. Brawn, P.Eng, Calgary, Alberta
Chairman, Emeritus and Director

J. Paul Charron, CA, Calgary, Alberta
President, Chief Executive Officer and Director

Peter W. Comber, MBA, CA, Toronto, Ontario

Murray M. Frame, Calgary, Alberta

Daryl Gilbert, P.Eng, Calgary, Alberta

Nancy M. Laird, MBA, Calgary, Alberta

R. Gregory Rich, MBA, B.Sc. (Eng.), Houston, Texas

AUDITORS

Deloitte & Touche LLP
Calgary, Alberta

INVESTOR RELATIONS

Telephone: (403) 539-6300
Investor Toll Free: 1-877-539-6300
E-mail: info@canetictrust.com

BANKERS

Bank of Montreal
The Toronto Dominion Bank
Canadian Imperial Bank of Commerce
The Bank of Nova Scotia
Royal Bank of Canada
BNP Paribas (Canada)
Alberta Treasury Branches
National Bank of Canada
Union Bank of California, NA
Deutsche Bank AG
HSBC Bank Canada
Société Générale (Canada)
Canadian Western Bank
JP Morgan Chase Bank, NA
Fortis Capital (Canada) Ltd.

PETROLEUM CONSULTANTS

GLJ Petroleum Consultants Ltd., Calgary, Alberta
Sproule Associates Ltd., Calgary, Alberta

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP Calgary, Alberta
Dorsey & Whitney LLP ,New York, NY;
Vancouver, BC

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta

Computershare Trust Company, Inc.
Golden, Colorado

STOCK EXCHANGE LISTING

Toronto Stock Exchange: CNE.UN
New York Stock Exchange: CNE

Debentures: 9.4% CNE.DB.A; 6.5% CNE.DB.B; 8.0% CNE.DB.C; 11.0% CNE.DB.D; 6.5% CNE.DB.E